March 10, 2005

      Mail Stop 0409

Brenda G. Gujral
Director and President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

Re:	Inland American Real Estate Trust
	Registration Statement on Form S-11 Filed February 11, 2005 Registration No. 333-122743

Dear Ms. Gujral:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering shares to be offered under a dividend reinvestment plan to investors in the offering. Please tell us supplementally whether persons who become shareholders other than
by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan.  Please also tell us
supplementally
whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the dividend reinvestment plan or if you intend
to use a separate prospectus relating solely to the dividend reinvestment plan. In either case, if you do intend to distribute a separate prospectus relating to the dividend reinvestment plan, please amend the registration statement to include that prospectus, which should include a reasonably detailed description of the plan in
addition to all disclosure required by Form S-11. Typically, a prospectus for a dividend reinvestment plan is presented in question-
and-answer format.
2. We note from Exhibit 4.2 that you may conduct the share
repurchase
program during the offering period of the shares being registered under this registration statement. Please tell us supplementally how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. See CNL American Properties Fund, Inc., (Letter dated August 13, 1998) and T
REIT Inc. (Letter dated June 4, 2001).
3. Please supplementally provide us with your analysis regarding the
applicability of the tender offer rules to the share repurchase program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.
4. Supplementally, please provide us with any pictures, graphics
or
artwork that will be used in the prospectus.
5. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-
dealer
use only.  Please submit all written sales materials proposed to be
transmitted to prospective investors, orally or in writing, with your
next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
6. We note that you may invest in other real estate assets and entities owning these assets, such as mortgage loans secured by commercial real estate. Provide the information required by Item 13
(b) of Form S-11.

Cover Page
7. It should be clear in the risk factor cross-reference paragraph that you are identifying the material risks.
8. State also the minimum purchase requirements for tax-exempt entities as discussed on page "iii."
9. We note your statement that the description of your company in the prospectus is accurate as of February 11, 2005 and that all material changes in your affairs will be disclosed by amendment or supplement.
The prospectus must be current as of the date of effectiveness and must include all material information about the company as of that date. You may not exclude material information known at the time of effectiveness from the prospectus with the intent of disclosing it in a supplement.
10. State on the cover page that the price of the securities has been arbitrarily selected by you as disclosed on page "i."
11. Please also revise the existing cover page risk factors as follows:
* Include a risk factor regarding the high amount of leverage authorized by your charter of 300% of net assets and that such leverage may reduce the amount of distributions to investors

* In the fourth bullet point of column 1, briefly disclose your affiliation with your business manager and property manager.

* In the fifth bullet point of column 1, expand to briefly disclose that the reason your business manager may have incentive to recommend risky or speculative investments is that their fee is equal to a percentage of the purchase price of real estate assets and a percentage of average invested assets.
* In the first bullet point of column 2, briefly disclose that you do not intend to apply to have your shares listed on any national exchange or quoted on any national market system in the near future.

* Briefly describe the conflicts of interest mentioned in the fourth bullet point of the column 2.

* Briefly describe the limits on ownership, transferability and redemption in the last bullet point of column 2.
12. To the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary Risk Factors or in the Risk Factor section.
13. Please revise the table at the bottom of the page to include the marketing support fees. In this regard, we note also the discrepancy between the selling commission amount of 7.5% of the sale price of each share on page 9 with that of just over 10% ($1.05 per share) of the sale price on the cover page. If the amount in the table includes the marketing support fees already, clarify that fact in a footnote or otherwise.

14. In that regard, you should include a footnote that discloses all other expenses incurred in connection with the issuance and distribution of the securities.

Question and Answers About the Offering
15. Please be aware that we view the Question and Answer section and the Summary section of the prospectus to be one section. Your Q&A should not repeat any information that appears in the summary, and vice versa. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that both sections contain information regarding your intended operations, material terms of the offering and a list of summary risk factors. Further, the Q&A and the Summary sections should provide investors with a concise and coherent "snapshot" description of the most significant aspects of the offering. In this connection, please revise to provide a brief description of the compensation paid to your affiliates. See Securities Act Release 33-
6900 and Section 3 of Industry Guide 5.

What is a REIT?
16. We refer to the second bullet point under this heading. It is not clear how the company, by virtue of being organized as a REIT, will have a "diversified portfolio." In other words, diversification does not appear to be an inherent characteristic of a REIT.
Please
revise to remove this portion of the bullet point.

How does a "best efforts" offering work?, page 1
17. We note that shares purchased by your officers, directors or affiliates will not count toward satisfying the minimum offering. Please clarify whether the managing dealer and soliciting dealers may purchase shares, and if so, the maximum number of shares that may be purchased.

How long will the offering last?-Page 2
18. Name the states where the offering may be extended and disclose how investors will be informed of such extension.

Are there any risks involved in an investment in the shares?-Page
2
19. We note that in the eighth bullet point you state that your business manager and certain of your directors are affiliated with IREIC and are therefore subject to conflicts of interest. Prior to this you have not disclosed your relationship with IREIC and therefore the nature of the conflicts is unclear. Please revise to clarify both your relationship with IREIC and the nature of the conflicts. Further, please name the "certain" directors that are affiliated with your sponsor and disclose whether they hold executive office positions with your company.

If I buy shares in the offering, how can I sell them?-Page 3
20. Please briefly summarize your repurchase program. Specifically, how often would an investor be able to redeem his/her shares, and discuss more specifically how the repurchase price will be determined? We note on page 161 that your obligation to repurchase shares is conditioned on your having sufficient funds available to repurchase shares and "other conditions" of the program. Describe the
"other conditions," including that the number of shares repurchased will be limited to 5% of the outstanding shares for a twelve month period calculated at the beginning of the given period.

What will you do with the proceeds to this offering?-Page 3
21. Revise here and throughout to disclose the estimated percentage of assets that you intend to invest in each identified type of investment, that is, real estate properties, real estate operating companies and entities owning mortgage loans secured by commercial real estate. Refer to Item 13 (a) 6 of Form S-11. Further, please revise to disclose whether there are any limitations on the amounts that may be invested in each category. In this connection, we note that the acquisition fees for your business manager are earned only when you acquire a controlling interest in a real estate operating company as opposed to a fee interest in real property and that your affiliate, Inland Mortgage Investment Corporation, will receive a fee in connection with loans placed by them. Please address in the conflicts of interest section these incentives to invest in real estate operating companies and mortgages rather than fee interests in property.

If I buy shares, will I receive distributions and, if so, how often?
22. Please revise to state the maximum time from the closing date that an investor might have to wait to receive distributions.
Refer
to Item 3.A.(iv) of Guide 5.

Prospectus Summary

23. If you intend to operate through a limited partnership or UPREIT structure, please revise throughout to describe, include such operating partnership in the organization chart and describe the operating partnership units.





Estimated Use of Proceeds-Page 8
24. Please quantify the amount you will invest should you sell only the minimum offering amount.

Conflicts of Interest-Beginning on Page 8
25. Please revise the body of the prospectus to include a section that provides a more robust description of the conflicts summarized here.
26. We note that one of the REITs sponsored by IREIC targets shopping centers located to the west of the Mississippi, that another REIT sponsored by IREIC targets shopping centers located to the East of the Mississippi and that a third purchases shopping centers located within 400 miles of Oak Brook Illinois. We further, note your statement on page 93 that you will generally endeavor to acquire multiple properties within the same major metropolitan market you will purchase property nationwide. Please revise here and throughout to disclose the market that you intend to target and disclose the conflicts inherent in purchasing properties in overlapping markets.
27. Expand the third bullet points to explain further the nature of the overlapping fiduciary duties. As one example, state specifically that those directors may be driven by compensation/fees they may earn upon the sale or disposition of properties.
28. Expand the last paragraph of this section to explain the nature of the conflicts of interest that may arise in enforcing agreements with your affiliates. More specifically, what aspects of the Business Management Agreement or property management agreement raise the potential for conflicts of interests and how?

Compensation to be paid to our affiliates-Page 9
29. Clarify whether your affiliates will earn any compensation related to the termination and liquidation stage of Inland
American.
You should include a separate subcaption for this purpose.  See
Item
4.A. of Guide 5.

Estimated Use of Proceeds-Page 17
30. Expand the table to include a line item for estimated acquisition fees and acquisition expenses, respectively, including footnote disclosure that explains how the amounts are calculated. See
Appendix 1 of Guide 5.


Risk Factors
31. Please include risk factor disclosure stating that your board of directors may modify or amend the share repurchase program at their discretion without shareholder approval.
32. Please add a risk factor informing investors that you may be contractually obligated to purchase property for which you have not yet secured financing.
33. We note that you may use derivative financial instruments to hedge exposures to interest rates. Please revise to clearly identify the derivative instruments that you may use and to disclose risks for each type of derivative instrument, including, without limitation, risks such as basis risks, credit risk, and legal enforceability risks. Make clear that hedging strategies may reduce the overall returns on your investments. Describe in sufficient detail the policies and procedures implemented to address risks associated with the use of derivatives. If no such policies and procedures are in place, please so disclose.
34. Please include risk factor disclosure to discuss the fact that the fee agreements with your business manager, and property manager were not determined by arm`s length negotiations.
35. Please include risk factor disclosure to discuss the fact that that the management fee structure could result in the business manager recommending riskier or more speculative investments.
36. If true, please include risk factor disclosure to discuss the fact that that you may make distributions that include a return of principal.

There is no public market for our shares...page 18
37. Clarify that you will not consider listing your shares on any national exchange or quoted on a national market system until February 2010 as state on page 96.

This is a "blind pool" offering and you will not have the opportunity...page 18
38. Briefly describe your investment policies in the risk factor and specify the extent to which the board of director`s discretion in implementing those policies extends. Is the board subject to shareholder approval on any investment policies it implements?



If we are unable to raise substantially more that the minimum offering...page 18
39. State, if true, that you may not have sufficient funds to acquire more than one property in the event that only the minimum amount of the offering is reached.

Delays in locating suitable investments...page 19
40. Expand the last sentence to clarify that the return on the investment from short term highly liquid stock prior to the time you acquire assets and in the initial years of the investment may be less than what an investor would normally receive from such short term investments because a significant portion of the funds will be allocated to affiliates for fees paid in connection with the offering and for expenses incurred in attempting to locate suitable properties, rather than to the balance invested in short term stocks.

Borrowings may reduce the funds available...page 22
41. Please revise the discussion to discuss the risk referred to in the caption.
42. Please revise to include the limitation on borrowing included in your charter.

Lenders may restrict certain aspects of our operations...page 22
43. Briefly describe the restrictions on operations to which you refer.
44. Disclose how the loan restrictions will serve to limit your ability to discontinue insurance coverage and why you would favor discontinuing such coverage.

Our Business Manager and Inland Management will face conflicts of interests...page 31
45. Name the other programs sponsored by your sponsor and disclose the geographic regions covered by those programs. Disclose also the types of real estate the other programs are likely to purchase. For example, it should be clear whether it is likely that they would purchase all the types of real estate you intend to target, including shopping or retail centers, malls, multi-family apartment buildings, and office and industrial buildings in the same geographic regions.

IREIC may face a conflict of interest in allocating personnel and resources...page 32
46. Expand to disclose the number of other programs the IREIC affiliated personnel are responsible for managing so that investors can better evaluate the time demands on those individuals.

Cautionary Note Regarding Forward-Looking Statements-Page 37
47. Revise the disclaimer in the last sentence so that it applies only to revisions or updates other than those required pursuant to your obligations under the Federal Securities Laws.

Compensation Table-Beginning on Page 39

Operational Stage
48. Please describe further the types of expenses that may be reimbursed to your sponsor or its affiliates.
49. We note your statement that the reimbursement limits will not apply to the acquisition of real estate operating companies. Does this mean that reimbursements for acquisitions of real estate operating companies will be unlimited or that you will not provide reimbursements for such acquisitions at all?

Estimated Use of Proceeds-Page 49
50. Provide footnote disclosure that describes the organization and offering expense estimates.

Prior Performance of IREIC Affiliates-Beginning on Page 50
51. In the second paragraph, describe how your investment policies and objectives differ from, or are similar to, those of your sponsor`s prior programs. In that regard, please provide the approximate percentage of the overall data that represents activities of programs with investment objectives similar to yours. Refer to
Item 8.A.1.of Guide 5.
52. Provide the undertaking referenced in Item 8.A.3 of Guide 5 for the REITs described on page 51.
53. Please expand the disclosure to discuss in narrative form any major adverse business developments or conditions that were experienced by any of your public or nonpublic prior programs. Refer to Item 8.A.2. of Guide 5.
54. We note that on December 29, 2004, IRRETI completed the acquisition of Inland Real Estate Advisory Services, its business manager and advisor and its property managers, resulting in IRRETI becoming "self-administered" and resulting in payments to IREIC, the sole shareholder of the business manager, of approximately 19.7 million shares of IRREIT`s stock valued at $10 per share. Please revise to describe how compensation paid to your sponsors in other programs differs from your compensation agreements.

Business and Policies-Beginning on Page 93
55. In the last paragraph on page 93, describe further the commercial real estate operating companies you may purchase. For example, identify more specifically the type of property they may own.

Change in Investment Objectives and Policies-Page 95
56. Disclose here whether shares held by your sponsor and its affiliates will be counted toward the majority vote required for changing investment objectives.
57. Clarify whether your policy is to acquire assets primarily for possible capital gain or primarily for income. Refer to Item 13(a) 5 of Form S-11.

Competition-Page 97
58. Clarify here that some of your biggest competitors are REITs established and managed by your sponsor and its affiliates.

Relationships and Related Transactions-Page 164
59. Please revise to briefly summarize the terms of each of the agreements with affiliates and the payments to be made rather than cross-referencing to the compensation table.

Appendix A
60. Update the tables so that they reflect the information required as of December 31, 2004.
61. Confirm our understanding that you have provided information required for a sponsor with no "public track record" as defined in Guide 5. Please note that if the sponsor does not have a public track record and has not sponsored at least five programs with investment objectives similar to yours, then information must be given for each prior program, whether public or non-public, even if the investment objectives for those programs are dissimilar. If the sponsor has sponsored at least five programs with investment objectives similar to yours, you must provide information for each prior program, public or nonpublic, with similar investment objectives. We note that through September 30, 2004 affiliates of IREIC have sponsored 514 private placement limited partnerships. Further, we note that you have provided information in the Tables for programs that closed within the three year period ended December 31,
2003. Please revise to provide information for programs that closed
"in the most recent three years."  Please advise or revise.
62. Discuss the factors considered in determining that the REITs mentioned in the last paragraph on page A-1 had investment objectives similar to yours.

Table I
63. We note your disclosure in footnote F to the table that as of December 31, 2003 "substantially all" proceeds available for investment from the offerings were invested. Please revise your disclosure to measure the months to invest 90% of the amount available for investment from the beginning of each offering.

Table III
64. We note the last bullet point indicates that Inland Real
Estate
Corporation had no offering since 1998. Please reconcile with disclosure throughout that indicates the last offering was in 1999.
Further, supplementally tell us the month that such offering closed in 1999.

Exhibit 5
65. Please have counsel revise the opinion to delete the limitation on reliance contained in the first sentence of the last paragraph as investors ought to be able to rely on the opinion.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Josh Forgione at 202-824-5464 or Linda Van Dorn, Senior Assistant Chief Accountant, at 202-942-1964 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-942-2946 or me at 202-942-1971 with any other questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Michael J. Choate, Esq. (via facsimile)


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Brenda G. Gujral
Inland American Real Estate Trust, Inc.
March 10, 2005
Page 1